UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fathom Holdings Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

31189V 109
(CUSIP Number)

October 3, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	31189V 109

1	Names of Reporting Persons
Glenn A. Sampson
2	Check the appropriate box if a member of a Group (see instructions) Not Applicable
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
172,148(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
172,148(1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
172,148(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐ Not applicable
11	Percent of class represented by amount in row (9)
0.8% (2)
12	Type of Reporting Person (See Instructions)
IN

(1) This amount includes 22,148 shares of the Issuer’s common stock underlying options, all of which are exercisable within sixty days of this report.

(2) Based on 21,007,879 shares of the Issuer’s Common Stock, outstanding as of August 13, 2024, as set forth in the Issuers Form 10-Q for the quarterly period ended June 30, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2024 (the “Form 10-Q”).

Item 1.

(a)	Name of Issuer:

Fathom Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2000 Regency Parkway Drive, Suite 300, Cary, NC 27518

Item 2.

(a)	Name of Person Filing:

Glenn A. Sampson

(b)	Address of Principal Business Office or, if None, Residence:

2000 Regency Parkway Drive, Suite 300, Cary, NC 27518

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, no par value per share

(e)	CUSIP No.:

31189V 109

Item 3.	Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

172,148

(b)	Percent of Class:

0.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 172,148

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 172,148

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

/s/ Donald R. Reynolds, by Power of Attorney for Glenn A.Sampson

Name: Donald R. Reynolds, by Power of Attorneyfor Glenn A. Sampson